FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 2002


                         VIDESH SANCHAR NIGAM LIMITED
            (Exact name of registrant as specified in its charter)

                                NOT APPLICABLE
               (Translation of registrant's name into English)

                            THE REPUBLIC OF INDIA
               (Jurisdiction of incorporation or organization)

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GANDHI ROAD
                                MUMBAI 400 001
                                      INDIA
                               +91-22 262 4020
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|         Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         |_|         No    |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                       ----------------------

1.    EXHIBIT

      Videsh Sanchar Nigam Limited (the "Registrant") hereby incorporates in this report on Form 6-K the following exhibits:

EXHIBIT NUMBER    DESCRIPTION OF EXHIBIT
--------------    ----------------------

99.1.             Shareholding pattern of the Registrant as on 30 June 2002.

99.2.             Registrant's Quarterly Compliance Report on Corporate
                  Governance.

99.3. Press Release No. 11/2002 of the Registrant regarding cuts in international long distiance tariffs.

99.4. Press Release No. 14/2002 of the Registrant regarding its financial exposure to WorldCom, Inc.

99.5. Audited Financial Results of the Registrant under US GAAP for the year ended 31 March 2002.

Forward-Looking Statements

      Statements in this Form 6-K and the documents attached hereto as exhibits that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Registrant to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Registrant's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on October 1, 2001. The Registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             VIDESH SANCHAR NIGAM LIMITED



 Date: August 7, 2002        By: /s/ ARUN GUPTA
                                 ---------------------------------------
                             Name:  Arun Gupta
                             Title: Executive Director (Finance)